Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	DSW Inc.
Form 10-K for year ended January 30, 2010
Filed March 24, 2010
File No. 1-32545

Dear Mr. Reynolds:

On behalf of DSW Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated January 28, 2011, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for year ended January 30, 2010

Liquidity and Capital Resources, page 27

Overview, page 27

1. You describe your revolving credit facility on page 27 and refer to “usual and customary restrictive covenants,” including “a fixed charge coverage ratio test set forth in the facility documents.” Please revise future filings to describe in quantitative and qualitative terms the financial ratios and other covenants applicable to your credit lines and facilities. Your revised disclosure should address the extent to which you are in compliance with such ratios. Please provide draft disclosure.

The Company confirms that, in future filings, it will revise the description of its revolving credit facility to describe in quantitative and qualitative terms the financial ratios and other covenants applicable to its credit lines and facilities, and will address the extent to which it is in compliance with such ratios.

In particular, the Company plans to include the following disclosure in Management’s Discussion and Analysis beginning in its fiscal 2010 Form 10-K:

$100 Million Credit Facility. On June 30, 2010, we entered into a $100 million secured revolving credit facility (the “Credit Facility”) with a term of four years that will expire on June 30, 2014. This facility replaced an existing $150 million secured revolving credit facility (the “Previous Credit Facility”) that expired July 5, 2010. Under the Credit Facility, we and our subsidiary, DSW Shoe Warehouse, Inc. (“DSWSW”), are co-borrowers, with all other subsidiaries listed as guarantors. The Credit Facility may be increased by up to $75 million upon our request and approval by increasing lenders and subject to customary conditions. The Credit Facility provides for swing loans of up to $10 million and the issuance of letters of credit up to $50 million. The Credit Facility is secured by a lien on substantially all of our personal property assets and our subsidiaries with certain exclusions and will be used to provide funds for general corporate purposes, to refinance existing letters of credit outstanding under our previous credit arrangement, to provide for our ongoing working capital requirements, and to make permitted acquisitions. Revolving credit loans bear interest under the Credit Facility at our option under: (A) a base rate option at a rate per annum equal to the highest of (i) the Federal Funds Open Rate (as defined in the Credit Agreement), plus 0.5%, (ii) the Agent’s prime rate, and (iii) the Daily LIBOR Rate (as defined in the Credit Agreement) plus 1.0%, plus in each instance an applicable margin based upon our revolving credit availability; or (B) a LIBOR option at rates equal to the one, two, three, or six month LIBOR rates, plus an applicable margin based upon our revolving credit availability. Swing loans bear interest under the base rate option. Our right to obtain advances under the credit facility is limited by a borrowing base. In addition, the Credit Facility contains restrictive covenants relating to the Company’s management and the operation of the Company’s business. These covenants, among other things, limit or restrict our ability to grant liens on our assets, incur additional indebtedness, enter into transactions with affiliates, merge or consolidate with another entity, redeem our stock and limit cash dividends up to the aggregate amount of 50% of the previous year’s net income, not to exceed $50.0 million. Additional covenants limit our payments for capital expenditures to $75.0 million in any fiscal year, and if we have direct borrowings greater than $25.0 million, our credit facility also requires that we maintain a fixed charge coverage ratio of not less than 1.1 to 1.0. We paid $XX.X million for capital expenditures in fiscal 2010. As of January 29, 2011, the fixed charge coverage ratio was X.X to 1.0.

As of January 29, 2011, we had no outstanding borrowings, had availability under the Credit Facility of $XX.X million and were in compliance with all covenants related to the Credit Facility.

2. In this regard, we are unable to locate the $150 million credit facility in your exhibit index. Please advise.

The following exhibits are included in the exhibit index of the above-referenced filing and relate to the $150 million credit facility.

10.11
Loan and Security Agreement, between DSW Inc. and DSW Shoe Warehouse, Inc., as the Borrowers, and National City Business Credit, Inc., as Administrative Agent and Collateral Agent for the Revolving Credit Lenders.***

10.11.1
First Amendment, dated January 6, 2010, to the Loan and Security Agreement, between DSW Inc. and DSW Shoe Warehouse, Inc., as the Borrowers, and National City Business Credit, Inc., as Administrative Agent and Collateral Agent for the Revolving Credit Lenders.*

*	Filed herewith.

***	Previously filed as the same Exhibit Number to DSW’s Form 10-K filed with the Securities and Exchange Commission on April 13, 2006 and incorporated by reference.

3. We note the $100 million credit facility filed as Exhibit 10.1 to the Form 8-K filed on July 6, 2010. The agreement appears to be missing schedules, attachments or exhibits. Please confirm that you will file the exhibit in its entirety with your next periodic report.

The Company acknowledges that Exhibit 10.1 to the Form 8-K filed on July 6, 2010 was missing the exhibits listed in the table below.  The Company confirms it will file the credit facility and the following exhibits in their entirety with its next periodic report.
EXHIBITS

EXHIBIT 1.1(A)	—	ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT 1.1(C)	—	COLLATERAL ASSIGNMENT
EXHIBIT 1.1(G)(1)	—	GUARANTOR JOINDER
EXHIBIT 1.1(G)(2)	—	GUARANTY AGREEMENT
EXHIBIT 1.1(G)(3)	—	BORROWER JOINDER
EXHIBIT 1.1(N)(1)	—	REVOLVING CREDIT NOTE
EXHIBIT 1.1(N)(2)	—	SWING LOAN NOTE
EXHIBIT 1.1(S)	—	SECURITY AGREEMENT
EXHIBIT 2.5.1	—	LOAN REQUEST
EXHIBIT 2.5.2	—	SWING LOAN REQUEST
EXHIBIT 2.10	—	LENDER JOINDER
EXHIBIT 7.3.3	—	COMPLIANCE CERTIFICATE
EXHIBIT 7.3.4.1	—	SIMPLIFIED BORROWING BASE CERTIFICATE
EXHIBIT 7.3.4.2	—	BORROWING BASE CERTIFICATE

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 872-1250.

Very truly yours,

/s/ Douglas J. Probst
Douglas J. Probst
Executive Vice President and Chief Financial Officer